CONFIRMING COPY OF ORIGINAL FILED IN PAPER FORMAT ON SEPTEMBER 10, 1996


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                              Walden Bancorp, Inc.
                                (Name of issuer)

                                  Common Stock
                         (Title of class of securities)

                                  931192 10 8
                                 (CUSIP number)

                             Eric R. Fischer, Esq.
                                   UST Corp.
                                40 Court Street
                   Boston, Massachusetts 02108 (617) 726-7377
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                AUGUST 30, 1996
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS
      UST Corp.      I.R.S.# 04-2436093

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      N/A                                                (A) [ ]
                                                         (B) [ ]
3.    SEC USE ONLY



4.    SOURCE OF FUNDS*         WC

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  TO
ITEMS 2(D) OR 2(E)            N/A                            [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      UST Corp. is a Massachusetts corporation.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
      7.   SOLE VOTING POWER
           By reason of its execution of the Stock Option Agreement (as defined below), pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, UST may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 1,016,868 shares of Walden Common Stock.

      8.   SHARED VOTING POWER
           None

      9.   SOLE DISPOSITIVE POWER
           By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, UST may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 1,016,868 shares of Walden Common Stock.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      10.  SHARED DISPOSITIVE POWER
           None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, UST may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 1,016,868 shares of Walden Common Stock.

12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
CERTAIN SHARES  N/A                                          [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, UST may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 19.9% of the Walden Common Stock outstanding on August 28, 1996, assuming exercise of the Option.

14.   TYPE OF REPORTING PERSON*
      UST Corp.:          HC, CO


















                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER

      This statement relates to certain shares of common stock, $1.00 par value (the "Walden Common Stock"), of Walden Bancorp, Inc., a corporation organized under the laws of The Commonwealth of Massachusetts ("Walden"). The principal executive office of Walden is located at 125 Nagog Park, Acton Massachusetts 01720. The principal executive officers of Walden are (i) David E. Bradbury, Chairman of the Board, President and Chief Executive Officer, (ii) Josiah S. Cushing, II, Executive Vice President and Clerk, (iii) Michael O. Gilles, Executive Vice President, Treasurer and Chief Financial Officer and (iv) Lisa Bergemann, Executive Vice President.

ITEM 2.    IDENTITY AND BACKGROUND.

      (a)-(c) and (f)The name of the reporting person filing this statement is UST Corp., a corporation organized under the laws of The Commonwealth of Massachusetts ("UST"). The principal executive office address of UST is 40 Court Street, Boston, Massachusetts 02108.

      UST engages in one line of business, that of providing financial services through its banking and nonbanking subsidiaries. A broad range of financial services is provided principally to individuals and small- and medium-sized companies in New England including those located in low- and moderate-income neighborhoods within UST's defined Community Reinvestment Act assessment area. In addition, an important component of UST's financial services is the provision of trust and money management services to professionals, corporate executives, nonprofit organizations, labor unions, foundations, mutual funds and owners of closely-held businesses most of whom are located in the New England region.

      Information as to each of the executive officers and directors of UST is set forth on Schedule I hereto.

      (d) During the last five years, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), UST will have the right, upon the occurrence of specified events, to purchase up to 1,016,868 shares of Walden Common Stock from Walden at a price of $20.50 per share. Should UST purchase shares of Walden Common Stock pursuant to the Stock Option Agreement, UST intends to finance such purchase from one or more of the following sources: the use of cash; the liquidation of securities held by UST; or additional debt or equity financing.

ITEM 4.    PURPOSE OF TRANSACTION.

      On August 30, 1996, UST and Walden entered into an Affiliation Agreement and Plan of Reorganization (together with the related Plan of Merger, the "Merger Agreement") pursuant to which a wholly owned subsidiary of UST, organized under the laws of The Commonwealth of Massachusetts (the "Merger Subsidiary"), will be merged with and into Walden (the "Merger"), and Walden will become a wholly owned subsidiary of UST. Walden will be the surviving corporation to the Merger and will continue its corporate existence under the laws of The Commonwealth of Massachusetts. The directors and officers of the surviving corporation will be the directors and officers of the Merger Subsidiary immediately prior to the effective time of the Merger. The Articles of Organization and By-laws of the surviving corporation will be by amendment the Articles of Organization and By-laws of the Merger Subsidiary in effect at the effective time of the Merger.

      Pursuant to the Merger Agreement, each share of Walden Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any such shares held directly or indirectly by UST, except in a fiduciary capacity, and any such shares held as treasury stock by Walden) shall become and be converted into 1.9 shares of the common stock of UST, par value $0.625 per share ("UST Common Stock"), together with that number of UST rights issued pursuant to the UST Rights Agreement adopted by UST on September 19, 1995. associated therewith; provided, however, that in the event that UST has exercised its option to deliver additional shares of UST Common Stock pursuant to the last paragraph of Section 8.01(f) of the Merger Agreement, each share of Walden Common Stock shall be converted into such number of shares of UST Common Stock, par value $0.625 per share, as provided in said Section of the Merger Agreement. A copy of the Merger agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

      Consummation of the Merger is subject to certain conditions, including approval of UST's and Walden's stockholders, receipt of regulatory approvals, the effectiveness of a registration statement relating to the shares of UST Common Stock to be issued to Walden's stockholders pursuant to the Merger, the absence of any order decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger and the absence of certain events relating to Walden's assets, financial condition, results of operations or prospects.

      Simultaneously with the execution of the Merger Agreement, on August 30, 1996, UST and Walden entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

      Pursuant to the Stock Option Agreement, Walden granted UST an option (the "Option") to purchase, subject to adjustment in certain events, up to 1,016,868 shares of Walden Common Stock from Walden (the "Option Shares") for $20.50 per share. The Option becomes exercisable in whole or in part, after the occurrence of the following events:

           (i) (a) Walden or any subsidiary of Walden, without having received UST's prior written consent, shall have entered into an agreement to engage in (A) a merger or consolidation, or any similar transaction, with Walden or any Significant Subsidiary (as defined below) of Walden, or any subsidiary of Walden which, after such transaction, would be a Significant Subsidiary of Walden, (B) a purchase, lease or other acquisition of all or substantially all of the assets of Walden or any Significant Subsidiary of Walden or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing ten percent (10%) or more of the voting power of Walden or any Significant Subsidiary of Walden (each of (A), (B) and
      (C) being an "Acquisition Transaction") with any Person (the term "person" having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Act and the rules and regulations thereunder), other than UST or any subsidiary of UST, or, without the consent of UST, the Board of Directors of Walden shall have approved an Acquisition Transaction or recommended that the shareholders of Walden approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement;

                (b) The stockholders of Walden shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to the termination of the Merger Agreement, or Walden's Board of Directors shall have withdrawn or modified in a manner adverse to UST the recommendation of Walden's Board of Directors with respect to the Merger Agreement, in each case after;
      (A) any Person, other than UST or any subsidiary of UST or Walden in a fiduciary capacity, and other than a Schedule 13G Investor (as defined in the Stock Option Agreement), shall have acquired beneficial ownership or the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Walden Common Stock if such Person owned beneficially less than ten percent (10%) of the outstanding shares of Walden Common Stock on the date of the Stock Option Agreement, or any Person shall have acquired beneficial ownership of an additional three percent (3%) of the outstanding shares of Walden Common Stock if such Person owned beneficially ten percent (10%) or more of the outstanding shares of Walden Common Stock on the date of the Stock Option Agreement;
      (B) any Person, other than UST or any subsidiary of UST, shall have made a bona-fide proposal to Walden or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; or (C) any Person other than UST or any subsidiary of UST, other than in connection with a transaction to which UST has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

                (c) After any Person other than UST or any subsidiary of UST has made a proposal to Walden or its shareholders to engage in an Acquisition Transaction, Walden shall have breached any covenant or obligation contained in the Merger Agreement and such breach (A) would entitle UST to terminate the Merger Agreement and (B) shall not have been remedied prior to the date UST gives notice to Walden of its intention to exercise the Option; or

                (d) Any person (other than UST or any subsidiary of UST) shall have commenced (as such term is defined in Rule 14d-2 under the Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a tender offer or exchange offer to purchase any shares of Walden Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Walden Common Stock; and

         (ii) (a) The acquisition by any Person (other than a Schedule 13G Investor) of beneficial ownership of twenty-five percent (25%) or more of the then outstanding Walden Common Stock; or

                (b) The occurrence of the event described in paragraph (i) above, except that the percentage referenced in clause (a)(C) thereof shall be twenty-five percent (25%) in lieu of ten percent (10%).

      The Stock Option Agreement also provides that UST may require Walden to repurchase the Option or shares acquired upon exercise of the Option under certain circumstances. The Stock Option Agreement specified the procedures for exercise of the Option or UST put rights upon the occurrence of such events. For purposes of the Stock Option Agreement, the term "Significant Subsidiary" shall mean, when used in reference to UST or Walden, any "significant subsidiary" of such party as such term is defined in Regulation S-X of the SEC, and with respect to Walden, the term shall also include specifically Walden Financial Corporation, Builders Collabortive, Inc., Walden Securities Corporation, Inc., Brantree Savings Corproation, Bra-Prop Corporation and Braintree Secrities Corporation.

      The Option will expire upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement if termination occurs before an Initial Triggering Event (as defined in the Merger Agreement) or
(iii) twelve months after the Merger Agreement is terminated if such termination follows an Initial Triggering Event.

      As more fully set forth in the Stock Option Agreement, (i) Walden has a right of first refusal under specified circumstances with respect to certain proposed dispositions by UST of the Option Shares, (ii) Walden has the right to purchase Option Shares held by UST under certain circumstances, and (iii) UST (or a subsequent holder of the Option or Option Shares) has the right under specified circumstances to require Walden to repurchase the Option or Option Shares.

      Walden Common Stock is registered pursuant to Section 12(g) of the Act. If the Merger is consummated, UST will be the sole holder of record of Walden Common Stock and Walden Common Stock will become eligible for deregistration pursuant to Section 12(g)(4) of the Act.

      Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, UST may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 1,016,868 Shares of Walden Common Stock, or approximately 19.9% of the Walden Common Stock outstanding on August 28, 1996, assuming exercise of the Option.

      Except as set forth above or in a fiduciary capacity, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, owns any Walden Common Stock.

      (c) Neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Walden Common Stock during the past 60 days, excepting transactions in a fiduciary capacity.

      (d) So long as UST has not purchased the Walden Common Stock subject to the Option, UST does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Walden Common Stock.

      (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Simultaneously with the execution of the Merger Agreement and the Stock Option Agreement, on August 30, 1996, UST and David E. Bradbury, President and stockholder of Walden, entered into an agreement (the "Voting Agreement," a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), pursuant to which Bradbury agrees to vote or cause to be voted all of the 85,474 shares of Walden Common Stock owned by him as of August 28, 1996, as well as any other shares of Walden Common Stock of which he may acquire beneficial ownership of and sole voting power over, whether pursuant to the exercise of stock options or otherwise, as long as such shares are owned by him as of the record date for the special meeting of Walden's stockholders to be called and held for the approval of the Merger Agreement and shall vote or cause to be voted all such shares, at such special meeting or any other meeting of Walden's stockholders against the approval of any other agreement providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination of Walden or any of its subsidiaries with any person or entity other than UST, or any subsidiary of UST.

      Furthermore, the Merger Agreement contains certain customary restrictions on the conduct of the business of Walden pending the Merger, including certain customary restrictions relating to the Walden Common Stock. Except as provided in the Merger Agreement, Stock Option Agreement, the Voting Agreement or as set forth herein, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Walden, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 Affiliation Agreement and Plan of Reorganization, dated as of August 30, 1996, between UST Corp. and Walden Bancorp.

      Exhibit 2 Stock Option Agreement, dated as of August 30, 1996, between UST Corp. and Walden Bancorp.

      Exhibit 3 Letter Agreement, dated August 30, 1996, between UST Corp. and David E. Bradbury (the "Voting Agreement").


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                                        UST CORP.


                                        By:/s/ Eric R. Fischer
                                           Eric R. Fischer
                                             Executive Vice President, General
                                             Counsel and Clerk

Dated: September 9, 1996

                        INDEX TO EXHIBITS AND SCHEDULES

      Exhibit 1 Affiliation Agreement and Plan of Reorganization, dated as of August 30, 1996, between UST Corp. and Walden Bancorp.

      Exhibit 2 Stock Option Agreement, dated as of August 30, 1996, between UST Corp. and Walden Bancorp.

      Exhibit 3 Letter Agreement, dated August 30, 1996, between UST Corp. and David E. Bradbury (the "Voting Agreement").

      Schedule I    Information regarding the Officers and Directors of UST
                    Corp.

                                   SCHEDULE I
DIRECTORS:

ROBERT M. COARD. Mr. Coard is President and Chief Executive Officer of Action for Boston Community Development, Inc. Mr. Coard's business address is Action for Boston Community Development, Inc., 178 Tremont Street, Boston, Massachusetts 02111.

DOMENIC COLASACCO. Mr. Colasacco is Executive Vice President of the Company and Chairman and President of United States Trust Company. Mr. Colasacco's business address is c/o UST Corp., 40 Court Street, Boston Massachusetts 02108.

ROBERT L. CULVER. Mr. Culver is Senior Vice President and Treasurer of Northeastern University in Boston, Massachusetts. Mr. Culver's business address is Northeastern university, 360 Huntington Avenue 184RI, Boston, Massachusetts 02115.

ALAN K. DERKAZARIAN. Dr. DerKazarian is a practicing Periodontist and serves as Vice President of Dental Management, Inc. and Dental Services, P.C. Dr. DerKazarian's business address is 1692 Massachusetts Avenue, Cambridge, Massachusetts 02138.

DONALD C. DOLBEN. Mr. Dolben is a Realtor and serves as Vice President of The Dolben Company, Inc., President of William H. Dolben & Sons, Inc. and President of Dolben Equities, Inc. Mr. Dolben's business address is The Dolben Company, Inc., One Beacon Street, Boston, Massachusetts 02108.

NEAL F. FINNEGAN. Mr. Finnegan is President and Chief Executive Officer of UST Corp. Mr. Finnegan is also Chairman, President and Chief Executive Officer of USTrust and Chairman of the Executive Committee of United States Trust Company. Mr. Finnegan's business address is c/o UST Corp., 40 Court Street, Boston Massachusetts 02108.

EDWARD GUZOVSKY. Mr. Guzovsky is a Director of Wolf Construction Company in Norwood, Massachusetts and Chairman of JWP New England. Mr. Guzovsky's business address is 725 Canton Street, Norwood, Massachusetts 02062.

WALLACE M. HASELTON. Mr. Haselton, a retired banker, was formerly Chairman of the Board of Key Bancshares of Maine, Inc., a bank holding company. Mr. Haselton's business address is c/o UST Corp., 40 Court Street, Boston, MA 02108.

BRIAN W. HOTAREK. Mr. Hotarek has been Senior Vice President, Real Estate and Development for the Stop & Shop Supermarket Company since 1990. Mr. Hotarek's business address is Stop & Shop Supermarket Company, Quincy Center Plaza, 1385 Hancock Street., 10th Floor, Quincy, Massachusetts 02169.

FRANCIS X. MESSINA. Mr. Messina serves as President of Wildwood Estates of Braintree, Inc. (real estate development, management and leasing) and as President of F.X. Messina Construction Corp. (general contracting and construction). Mr. Messina's business address is F.X. Messina Enteprises, 400 Franklin Street, P.O. Box 859059, Braintree, Massachusetts 02185.

SYDNEY L. MILLER. Mr. Miller is President of Harry Miller Co., Inc. and
W.E. Palmer Company (manufacturers of industrial canvas products). Mr. Miller's business address is Harry Miller Co., Inc., 120 Southampton Street, Boston, Massachusetts 02118.

VIKKI L. PRYOR. Ms. Pryor is senior Vice President, Operations and Systems for Blue Cross Blue Shield of Massachusetts in Boston, Massachusetts. Ms. Pryor's business address is Blue Cross Blue Shield of Massachusetts, 100 Summer Street, 31st Floor, Boston, Massachusetts 02110.

GERALD M. RIDGE. Mr. Ridge is a Vice Chairman of USTrust and President of
Blue Hill Cemetery and G. M. Ridge Corporation. Mr. Ridge's business address is G.M. Ridge Corporation, 700 West Street, Braintree, Massachusetts 02184.

WILLIAM SCHWARTZ. Mr. Schwartz is Vice President/Academic Affairs (Chief Academic Officer) of Yeshiva University in New York City. Mr. Schwartz's business address is Yeshiva University, 500 West 185th Street, New York, New York 10033.

BARBARA C. SIDELL. Ms. Sidell is an attorney who has served as a Director of various subsidiaries of the Company since 1969. Ms. Sidell's business address is c/o UST Corp., 40 Court Street, Boston, MA 02108.

JAMES V. SIDELL. Mr. Sidell is Managing Director of Corporate Finance of Fechtor Detwiler in Boston, Massachusetts. Mr. Sidell's business address is Fechtor Detwiler, 155 Federal Street, Boston, Massachusetts 02110.

PAUL D. SLATER. Mr. Slater is a private investor who previously served as the Chairman and Chief Executive Officer of The Slater Company, a real estate and finance firm based in Boston, Massachusetts. Mr. Slater now serves as President of Naples Downtown Corp. in Naples, Florida. Mr. Slater's business address is c/o UST Corp., 40 Court Street, Boston, Massachusetts 02108.

EDWARD J. SULLIVAN. Mr. Sullivan has been the Clerk of Courts for
Middlesex County, Massachusetts since 1959. Mr. Sullivan's business address is c/o Clerk of the Courts, Middlesex Superior Court, 40 Thorndike Street, Cambridge, Massachusetts 02141.

MICHAEL J. VERROCHI, JR. Mr. Verrochi serves as Executive Vice President of Browning-Ferris Industries, Inc. (waste management); Director of American Ref-Fuel, Inc. (refuse to energy); President and Director of Monadnock Mountain Spring Water Inc., Abita Water Co. and EVC Corp. (producers of bottled water); Director, Vice President and Treasurer of VRT Corp. (real estate development and construction); Director of Marshfield Insurance Co., Inc.; Director of Universal Construction Inc.; and as a trustee of several real estate trusts. Mr. Verrochi's business address is Browning-Ferris industries, Inc., 100 Hallett Street, Dorchester, Massachusetts 02124..

GORDON M. WEINER. Mr. Weiner has his own practice as an attorney-at-law in Gloucester, Massachusetts. Mr. Weiner's business address is 18 Pleasant Street, Gloucester, Massachusetts 01930.

EXECUTIVE OFFICERS:
The Business Address for each of the Executive Officers listed below is:

                                UST Corp.
                                40 Court Street
                                Boston, Massachusetts 02108

NEAL F. FINNEGAN
      President and Chief Executive Officer.

DOMENIC COLASACCO
      Executive Vice President/Trust and Investment Management

JAMES K. HUNT
      Executive Vice President, Chief Financial Officer and Treasurer

ERIC R. FISCHER
      Executive Vice President, General Counsel and Clerk

KATHIE S. STEVENS
      Executive Vice President and Senior Lending Officer

KATHERINE C. ARMSTRONG
      Executive Vice President/Commercial Lending

ROBERT T. MCALEAR
      Executive Vice President/Controlled Loans and Credit

SUZANNE MOOT
      Executive Vice President/Marketing and Retail Banking

WALTER E. HUSKINS, JR.
      Executive Vice President/Administration

LINDA LERNER
      Senior Vice President/Human Resources

KENNETH L. SULLIVAN
      Senior Vice President/Operations